SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                   FORM 11-K





             [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1993

                                      OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
       For the transition period from______________to___________________
                        Commission file number  1-5212

                TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
                -----------------------------------------------
                             (Full Title of Plan)



                                TELEDYNE, INC.
                           1901 Avenue of the Stars
                    Los Angeles, California  90067-6046
       ----------------------------------------------------------------
       (Name and Address of Issuer of Securities Held Pursuant to Plan)

Items 1 - 4.  Financial Statements
- ----------------------------------

          Report of Independent Public Accountants

          Financial statements and schedules prepared in accordance with ERISA financial reporting requirements

                                  SIGNATURES
                                  ----------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                TELEDYNE SAVINGS AND RETIREMENT
                                                SUPPLEMENT PLAN





Date:  February 23, 1994                        By /S/ Douglas J. Grant
                                                -------------------------------
                                                Douglas J. Grant
                                                Member, Trust Administrative
                                                  Committee

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   ----------------------------------------

To the Trust Administrative Committee of the Teledyne Savings and Retirement Supplement Plan:

     We have audited the accompanying statements of net assets of the Teledyne Savings and Retirement Supplement Plan ("the Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets for the year ended December 31, 1993. These financial statements and the data set forth in the schedules of assets held for investment purposes and reportable transactions referred to below are the responsibility of the Trust Administrative Committee. Our responsibility is to express an opinion on these financial statements and the data set forth in the schedules of assets held for investment purposes and reportable transactions based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1993 and 1992, and the changes in net assets for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The data set forth in the schedules of assets held for investment purposes and reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such data has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Los Angeles, California                         ARTHUR ANDERSEN & CO.
February 23, 1994

              TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
              -----------------------------------------------

                           STATEMENTS OF NET ASSETS
                           ------------------------

                          December 31, 1993 and 1992
                          --------------------------

                                (000's Omitted)


                                                          1993        1992
                                                        ---------   ---------
Investments in:
   U.S. Government obligations                          $ 218,347   $ 205,429
   Teledyne, Inc. obligations                              12,423      15,621
   Corporate obligations                                      606         483

Cash and Cash Equivalent Fund                               1,847         968

Contributions Due from Participants                           980       1,194

Investment Income Receivable                                  103         133

Accounts Payable                                           (1,284)          -

Accrued Liabilities                                           (36)        (35)
                                                        ---------   ---------

   Net Assets of the Plan                               $ 232,986   $ 223,793
                                                        =========   =========





The accompanying notes are an integral part of these statements.

                TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
                -----------------------------------------------

                      STATEMENT OF CHANGES IN NET ASSETS
                      ----------------------------------

                     For the Year Ended December 31, 1993
                     ------------------------------------

                                (000's Omitted)



Net Assets of Plan at Beginning of Year                             $ 223,793
                                                                    ---------

Net Investment Income:
   Interest income                                                     14,618
   Expenses                                                              (136)
                                                                    ---------
                                                                       14,482

Increase in Market Value of Investments                                 5,702
Contributions From Participants                                        12,015
                                                                    ---------
                                                                       32,199
Distributions to Participants
   or Their Beneficiaries                                             (23,006)
                                                                    ---------
Increase in Net Assets of Plan                                          9,193
                                                                    ---------

Net Assets of Plan at End of Year                                   $ 232,986
                                                                    =========





The accompanying notes are an integral part of these statements.

                TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
                -----------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------



Note 1.  Accounting Policies -

     Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis.

     Valuation of Investments - Investments in U.S. Government obligations and corporate obligations are stated at current value, which is based on market prices.

Note 2.  Description -

     The Teledyne Savings and Retirement Supplement Plan ("the Plan") is a defined contribution plan, in which Teledyne guarantees each participant a minimum rate of return on their contributions. The Plan is available to employees of eligible Teledyne subsidiaries (primarily Teledyne Industries, Inc.) and divisions ("companies"). Employees of an eligible company can participate in the Plan if they have completed one year of service. Investments of the Plan are made by the Trustee, Bank of America NT & SA, under the direction of the Trust Administrative Committee appointed by the Executive Committee of Teledyne, Inc.'s Board of Directors. A more detailed description of Plan provisions is found in the formal Plan documents and in summary materials distributed to participants.

Note 3.  Investments -

     Investments in securities of Teledyne, Inc. at December 31, 1993 were as follows (000's omitted):


                                               Principal   Amortized   Market
                                                Amount        Cost      Value
                                               ---------   ---------   -------

Teledyne, Inc., Subordinated Debentures,
   Series A, 10.00 percent, June 1, 2004        $   894     $   815    $   920

Teledyne, Inc., Subordinated Debentures,
   Series C, 10.00 percent, June 1, 2004         11,168      11,011     11,503
                                                            -------    -------

                                                            $11,826    $12,423
                                                            =======    =======

Interest income on these investments was $1,187,000 in 1993.

Note 3.  Investments (Continued) -

   Investments in U.S. Government obligations at December 31, 1993 were as follows (000's omitted):

                                          Principal    Amortized     Market
                                           Amount         Cost        Value
                                          ---------    ---------     --------

U.S. Treasury Securities Coupons

   May 15, 1994                            $24,996       $24,445      $24,686

   August 15, 1994                          25,000        24,349       24,477

   November 15, 1994                         4,000         3,756        3,876

   August 15, 1995                          10,520         9,838        9,849

   November 15, 1995                         9,016         7,824        8,334

   May 15, 1996                              5,000         4,146        4,495

   August 15, 1997                          15,000        11,378       12,586

   November 15, 1997                         5,032         3,765        4,142

   August 15, 1998                          38,500        27,000       30,367

   November 15, 1998                        35,070        24,782       27,188

   May 15, 1999                              3,694         2,672        2,766

   August 15, 1999                          20,000        14,252       14,831

   November 15, 1999                         5,236         3,435        3,803

   August 15, 2000                           8,000         5,423        5,548

   November 15, 2000                        30,000        19,439       20,456

   May 15, 2001                              5,000         3,141        3,275

   August 15, 2001                          12,500         7,871        8,105

   November 15, 2001                        15,000         9,276        9,563
                                                       ---------    ---------

                                                       $ 206,792    $ 218,347
                                                       =========    =========

Note 3.  Investments (Continued) -

   Investments in corporate obligations at December 31, 1993 were as follows (000's omitted):

                                          Principal    Amortized     Market
                                           Amount         Cost        Value
                                          ---------    ---------    ---------

Navistar International Transportation
   Corporation, Sinking Fund Debentures,
   9.00 percent, June 15, 2004            $    600     $     346    $     606


Note 4.  Increase in Market Value of Investments -

   Increase in market value of investments for the year ended December 31, 1993 was as follows (000's omitted):

Investment in:
   U. S. Government obligations                                         $5,165
   Teledyne, Inc. obligations                                              422
   Corporate obligations                                                   115
                                                                        ------
Increase in market value                                                $5,702
                                                                        ======


Note 5.  Distributions -

     At December 31, 1993 and 1992 distributions payable to withdrawing participants were $3,917,000 and $2,007,000, respectively.


Note 6.  Federal Income Tax Status -

     The Plan is qualified for favorable tax treatment under Section 401(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the IRS. In 1994, the Plan sponsor intends to amend the Plan to meet the requirements of the Tax Reform Act of 1986. The trust fund, which holds the investments of the Plan, is a tax-exempt trust under Section 501.

     Under present Federal income tax statutes, regulations and interpretations, participants pay no income taxes on amounts accumulated in the Plan until those amounts are actually received. Basic and Regular Voluntary Contributions are not subject to income tax when distributed to the participant since they have already been taxed. A participant's account balance (except for Basic and Regular Voluntary Contributions) is taxable income, generally taxed at ordinary income tax rates; however, favorable tax treatment may apply. A 10 percent Federal income tax penalty is imposed on all taxable income distributed to a participant before the age of 59 1/2, except in cases of termination of employment when the distribution is rolled over, a payment under a qualified domestic relations order, disability or death.

Note 7.  Potential Refund of Contributions from Plan Participants -

     For certain prior years, the Plan may be required by the IRS to refund to participants designated by the Internal Revenue Code as "Highly Compensated Employees" ("HCE's") a portion of their contributions and related interest. These refunds may occur because the Plan may not have met certain nondiscrimination tests defined in the Internal Revenue Code that limit the percentage of total contributions made by HCE's.

                TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
                -----------------------------------------------
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ----------------------------------------------------------
                                DECEMBER 31, 1993
                                -----------------
                                 (000's omitted)

      Issue, Investment Description            Principal   Amortized   Market
     Rate of Interest, Maturity Date            Amount        Cost      Value
- -----------------------------------------      ---------   ---------   -------

*Teledyne, Inc., Subordinated Debentures,
   Series A, 10.00 percent, June 1, 2004        $   894     $   815    $   920

*Teledyne, Inc., Subordinated Debentures,
   Series C, 10.00 percent, June 1, 2004         11,168      11,011     11,503

U.S. Treasury Securities Coupons

   May 15, 1994                                  24,996      24,445     24,686

   August 15, 1994                               25,000      24,349     24,477

   November 15, 1994                              4,000       3,756      3,876

   August 15, 1995                               10,520       9,838      9,849

   November 15, 1995                              9,016       7,824      8,334

   May 15, 1996                                   5,000       4,146      4,495

   August 15, 1997                               15,000      11,378     12,586

   November 15, 1997                              5,032       3,765      4,142

   August 15, 1998                               38,500      27,000     30,367

   November 15, 1998                             35,070      24,782     27,188

   May 15, 1999                                   3,694       2,672      2,766

   August 15, 1999                               20,000      14,252     14,831

   November 15, 1999                              5,236       3,435      3,803

   August 15, 2000                                8,000       5,423      5,548

   November 15, 2000                             30,000      19,439     20,456

   May 15, 2001                                   5,000       3,141      3,275

   August 15, 2001                               12,500       7,871      8,105

   November 15, 2001                             15,000       9,276      9,563

                 TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
                 -----------------------------------------------
     ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)
     ----------------------------------------------------------------------
                                DECEMBER 31, 1993
                                -----------------
                                 (000's omitted)



      Issue, Investment Description             Principal   Amortized  Market
     Rate of Interest, Maturity Date             Amount        Cost     Value
- ----------------------------------------        ---------   ---------  -------

Navistar International Transportation
   Corporation, Sinking Fund Debentures,
   9.00 percent, June 15, 2004                     $600         $346     $606

*Party-in-interest

                 TELEDYNE SAVINGS AND RETIREMENT SUPPLEMENT PLAN
                 -----------------------------------------------

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                 ----------------------------------------------

                      For the Year Ended December 31, 1993
                      ------------------------------------



     The Plan, from time to time, invested funds in a cash equivalent fund sponsored by the Trustee, Bank of America National Trust and Savings Association. The total amount invested during 1993 was $48,497,000 and $47,618,000 was withdrawn. There was no gain or loss recorded in connection with investments in this fund.

     Transactions occurring during 1993, of amounts in excess of 5 percent of the market value of the Plan assets at the beginning of the year are as follows (000's omitted):
                              Number
                             of Trans-   Principal   Selling              Gain
       Description            actions     Amount      Price      Cost    (Loss)
- --------------------------   ---------   ---------   -------   -------   -------

U. S. Treasury Securities
coupons, August 15, 1999

  Acquired During the Year       1        $20,000    $     -   $13,525   $   -

U. S. Treasury Securities
coupons, November 15, 2000

  Acquired During the Year       2        $30,000    $     -   $18,401   $   -

No material expense was incurred by the Plan in connection with any of the transactions presented above.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Registration Statement File No. 2-52617.



                                             ARTHUR ANDERSEN & CO.





Los Angeles, California
February 23, 1994